SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 23, 2013

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Enclosure: Summary financial statement & notice of meeting 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
Name:	Dan Fitz
Title:	Company Secretary

Date: May 23, 2013

2

BT
Bringing it all together

Gold!

London 2012: The BT Tower was used to celebrate British medal winners in the Olympic and Paralympic Games

Contents
1	Our purpose
Who we are and what we do
2	Chairman’s message
4	Summary financial statement
6	Directors’ report
8	Board of Directors
10	Auditors’ statement
11	Notice of meeting
16	AGM information

Welcome to the Summary financial statement & notice of meeting 2013

This document is important and requires your immediate attention, so please read it straight away.

If you have any doubts about what action you need to take, you should consult your authorised financial advisor. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

Look out for…

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the Company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2012/13 is to the financial year ended 31 March 2013 and a reference to a year expressed as 2013 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2013. References to ‘last year’ are to the financial year ended 31 March 2012.

Our purpose

We believe in the power of communication to make a better world. We bring together the best networks and technology with the expertise of our people. Making connections, creating new possibilities. This way businesses can grow, communities can flourish, and individuals can get more out of life. That's the difference we make, every day.

We believe in the power of communication to make a better world

We are improving our business. Our people, brand, networks and technology set us apart

We make a major contribution to society, businesses and communities

We have the financial strength to invest for the future while rewarding our stakeholders

Who we are and what we do

We are one of the **world's leading communications services** companies

Every day we touch the lives of **millions of people**, helping them communicate, do business and be entertained and informed

We are the **leading provider** of consumer voice and broadband services in the UK

We provide managed networked IT services for many of the **largest companies in the world**

In the UK we are delivering one of the **fastest** rollouts of fibre broadband in the world

We are **Europe's largest** telecoms services wholesaler by revenue

2

Chairman’s message

Welcome to our Summary financial statement & notice of meeting 2013. Our AGM will be held at the Edinburgh International Conference Centre, Edinburgh on Wednesday 17 July 2013.

“We are making long-term investments in our future, and that of the UK.”

Our shareholders

We have made good progress this year in a number of areas and delivered strong financial results. For 2012/13 the Board is proposing a final dividend of 6.5p, up 14%. This gives a full year dividend of 9.5p, also up 14% reflecting our performance this year. We continue to pursue a prudent financial strategy. As well as investing in the future of our business, we will continue to reduce net debt, support our pension fund and pay progressive dividends to you, our shareholders. We expect dividends to grow by 10%-15% per year for the next two years.

Our contribution

In the current uncertain environment, it is tempting for companies to focus on short-term targets rather than the long-term health of their business. At BT, we have continued to make strategic investments that position us well for the future. In the last four years, we have invested over £10bn in our capital investment programmes, with much of this supporting the national infrastructure upon which the UK relies.

Our fibre broadband network will bring significant economic benefits to the UK. The investments we are making in TV and mobile will bring new and innovative services for people to enjoy. We are creating jobs at the same time. This year we hired around 1,600 engineers to help with our fibre programme and we insourced around 4,000 jobs.

We played a vital role in making London 2012 the most connected Olympic and Paralympic Games ever and are supporting the British Paralympic team as they prepare for the next Games. During the year we also set ourselves three stretching Better Future goals to achieve by the end of 2020. By extending the reach of fibre broadband, helping our customers reduce their carbon footprint and using our skills and technology to help generate money for good causes, we will make a major contribution to both society and the environment.

Our global presence

We aim to support our multinational customers wherever they are. But to do this most effectively we need fair access to telecoms networks around the world. We continue to lobby to reduce trade barriers and press for policy and regulatory change to ensure a more level competitive playing field. This includes working with the European Commission on current initiatives to complete the digital Single Market, and on bilateral trade liberalisation negotiations. We hope the EU-US trade talks will deepen transatlantic economic integration, reduce non-tariff barriers and ensure fair access to the US telecoms market. Truly competitive telecoms markets will boost trade in all business sectors and support growth, innovation and jobs.

BT Group plc Summary financial statement & notice of meeting 2013	3

Our people

Our performance in the year reflects the expertise, hard work and commitment of our people. I am delighted that around 20,000 of them were able to benefit from employee share option plans, each making a gain of around £8,400 on average. We are investing more than ever in our people, making sure they have the skills and support they need to better serve our customers.

Your Board and voting at the AGM

The Board has a key role in setting the strategic direction of the Company and played a full part in assessing and approving the major investments we made this year.

We continue to keep the membership of our Board under review, ensuring we have the right mix of skills, experience and background. Following a review of the composition of our Board Committees, the Board implemented some changes recommended by the Nominating & Governance Committee. I met with each director individually during the year to review their performance and consider that each of them makes an effective contribution to the Board debate across a wide range of issues and continues to demonstrate commitment to the role. Patricia Hewitt, as the Senior Independent Director, reviewed my own performance during the year, taking into account feedback from the other Board members.

We are proposing 20 resolutions at the AGM. We provide further details about these resolutions in the Notice of meeting on pages 11 to 15. The resolutions include the re-election of all the directors and these are recommended by the Board. The biographies of the directors are set out on pages 8 to 9.

Your vote is important to us. If you are not coming to the AGM, and you want to vote on any of the resolutions, this can be done online or by post.

You can find an online audio version of this document at www.bt.com/annualreport In addition there are online versions of our Annual Report & Form 20-F 2013, our full statutory accounts and other online shareholder information.

Our future

Our aim remains to drive profitable revenue growth. The investments we are making will support this ambition. We believe our strategy of improving customer service, transforming our cost base and investing for the future will continue to deliver long-term value for our shareholders.

Sir Michael Rake

Chairman

9 May 2013

View this document online at www.bt.com/annualreport

4

Summary financial statement

Summary group income statement

Year ended 31 March

	Before specific items 2013 £m	Specific items[a] 2013 £m	Total 2013 £m	Total 2012 £m	Dividends in the year were £684m (2011/12: £589m). Dividends proposed were 9.5p per share (2011/12: 8.3p) which amounts to approximately £749m (2011/12: £654m).
Revenue	18,253	(236)	18,017	18,897
Operating profit (loss)	3,338	(352)	2,986	2,919
Net finance (expense) income	(653)	29	(624)	(484)
Share of post tax profit of associates and joint ventures	9	–	9	10
Profit on disposal of interest in associate	–	130	130	–
Profit (loss) before taxation	2,694	(193)	2,501	2,445
Taxation	(606)	196	(410)	(442)
Profit for the year	2,088	3	2,091	2,003
Earnings per share			26.7p	25.8p
Adjusted earnings per share			26.6p	23.7p
Proposed dividend per share			9.5p	8.3p
Specific items[a] Year ended 31 March
2013 £m	2012 £m	[a] Specific items are those that in
    management’s judgement
    need to be disclosed separately
    by virtue of their size, nature or
    incidence. In determining whether
     an event or transaction is
    specific, management considers
    quantitative as well as qualitative
     factors such as the frequency or
    predictability of occurrence. This
    is consistent with the way financial
     performance is measured by
    management and reported to
    the Board and the Operating
    Committee and assists in
    providing a meaningful analysis
					of the trading results of the group.
Revenue
Retrospective regulatory rulings			236	410
Other operating income
(Profit) loss on disposal of businesses			(7)	19
Operating costs
Restructuring charges			204	64
Property rationalisation costs			–	90
Retrospective regulatory rulings			(142)	(410)
Impairment charges			18	–
Provisions for claims			43	–
Net specific operating costs (credit)			123	(256)
Net finance (income) expense
Net interest income on pensions			(31)	(197)
Interest on provisions for claims			2	–
Share of results of associates and joint ventures
Profit on disposal of interest in associate			(130)	–
Net specific items charge (credit) before tax			193	(24)
Tax (credit) charge on specific items above			(91)	22
Tax credit on re-measurement of deferred tax			(105)	(164)
Net specific items credit after tax			(3)	(166)

BT Group plc Summary financial statement & notice of meeting 2013	5

Summary group cash flow statement

Year ended 31 March

	2013 £m	2012 £m
Net cash inflow from operating activities	5,295	3,558
Net cash outflow from investing activities	(2,424)	(3,048)
Net cash used in financing activities	(2,271)	(510)
Net increase in cash and cash equivalents	600	–

Opening cash and cash equivalents	323	325
Net increase in cash and cash equivalents	600	–
Effect of exchange rate changes	(4)	(2)
Closing cash and cash equivalents	919	323

Free cash flow
Net cash inflow from operating activities	5,295	3,558
Add back pension deficit payment	325	2,000
Net capital expenditure before purchases of telecommunications licences	(2,438)	(2,560)
Purchases of telecommunications licences	(202)	–
Sale of non-current financial assets	1	1
Dividends received from associates and joint ventures	3	4
Net interest paid	(692)	(685)
Reported free cash flow	2,292	2,318
Add back:
Net cash outflow from specific items	366	204
Purchases of telecommunications licences	202	–
Cash tax benefit of pension deficit payments	(560)	(215)
Normalised free cash flow	2,300	2,307

Summary group balance sheet
At 31 March	2013 £m	2012 £m
Property, plant and equipment	14,153	14,388
Other non-current assets	6,052	5,029
Current assets	4,621	4,531
Current liabilities	(7,551)	(9,255)
	17,275	14,693
Non-current liabilities	17,537	13,385
Total (deficit) equity	(262)	1,308
	17,275	14,693

This Summary financial statement was approved by the Board of Directors on 9 May 2013 and was signed on its behalf by:

Sir Michael Rake	Ian Livingston	Tony Chanmugam
Chairman	Chief Executive	Group Finance Director

6

Directors’ report

Board of Directors

Chairman Sir Michael Rake

Executive directors Ian Livingston, Chief Executive; Tony Chanmugam, Group Finance Director; Gavin Patterson, CEO, BT Retail.

Non-executive directors Tony Ball, Rt Hon Patricia Hewitt (Senior Independent Director), Phil Hodkinson, Karen Richardson, Nick Rose and Jasmine Whitbread.

Your Board is committed to operating in accordance with best practice in business integrity and ethics and maintaining the highest standards of financial reporting and corporate governance. The directors consider that BT has, throughout the year, complied with the provisions of the UK Corporate Governance Code (‘the Code’) as currently in effect and applied the main principles of the Code.

Summary report on directors’ remuneration

This is a summary of the full Report on Directors’ Remuneration in the Annual Report, a copy of which is available on request or at www.bt.com/annualreport There will be a vote on the full report at the AGM.

The Remuneration Committee agrees the framework for the remuneration of the Chairman, the executive directors and certain senior executives. The Committee approves new executive share plans and any changes to them. It makes recommendations to the Board on matters which require shareholder approval and oversees their operation.

Our policy for executive pay is for base salaries to be below the median of our comparator group, while setting stretching goals for the annual bonus (including deferred shares) and the long-term incentive shares. A significant proportion of the total remuneration package is therefore variable and linked to corporate performance. Executive remuneration packages for 2013/14 comprise a mix of basic salary and performance-related remuneration as shown in the table below. The graph below shows the relative TSR performance of BT and the FTSE 100 over the past five years.

	Chief Executive	Executive Directors
Base salary	This is reviewed annually by
the Remuneration Committee.
Annual cash	Target 125%	Target 100%
bonus	salary; max	salary; max
	200% salary	150% salary
Deferred bonus	Target 125%	Target 75%
(in shares)[a]	salary; max	salary; max
	200% salary	112.5% salary
Total bonus	Target 250%	Target 175%
	salary; max	salary; max
	400% salary	262.5% salary
Incentive shares[b]	2.5 x salary	2 x salary

[a]	The shares vest after three years subject to continued employment and a clawback condition.
[b]	For awards granted in June 2010, 50% of awards are based on relative TSR, with the other 50% based on a three-year cumulative free cash flow measure. For awards granted in June 2011 and June 2012 a new measure of revenue growth (excluding transit) was added. 2011 and 2012 awards are therefore based 40% on relative TSR, 40% free cash flow, and 20% revenue growth.

Directors’ service contracts and letters of appointment

The Chairman and executive directors have service contracts and the non-executive directors have letters of appointment with the Company.

The notice of termination for the Chairman’s and executive directors’ contracts is 12 months by the Company and six months by the director. Non-executive directors are appointed initially for three years terminable on three months’ notice. All Board appointments are subject to automatic termination in the event of a director not being elected or re-elected by the shareholders at the AGM.

BT Group plc Summary financial statement & notice of meeting 2013	7

Directors’ remuneration

The total remuneration paid to the Board in the year was £6,356,000 (2011/12: £6,646,000). The emoluments of the Chairman and executive directors for 2012/13 were, in summary, as follows:

	Total salary and benefits £000	Cash in lieu of pension £000	[a]	Annual cash bonus £000	Total 2013 £000	Total 2012 £000
Sir Michael Rake	671	–		–	671	672
I Livingston	946	270		1,196	2,412	2,505
T Chanmugam	560	161		545	1,266	1,329
G Patterson	599	171		546	1,316	1,335
					5,665	5,841
[a]	Pension allowance paid in cash – see Pensions below.

There were no gains realised on the exercise of share options by directors in 2012/13 (2011/12: nil). Following the exercise of share options held by the directors in 2012/13, the shares were retained by the directors.

Performance related element of remuneration for executive directors

The table below shows the shares that vested under the Incentive Share Plan and the Deferred Bonus Plan in 2012/13 and the number of shares that will vest under the Incentive Share Plan in May 2013. It also includes an estimate of the award of deferred shares to be granted in June 2013.

	Incentive Share Plan shares vested in 2012/13	[a]	Incentive Share Plan shares to vest in 2013/14	[b]	Deferred Bonus Plan shares vested in 2012/13	[c]	Estimate of 2013/14 grant of Deferred Bonus Plan	[d]
Ian Livingston	2,222,929		1,896,661		299,350		431,720
Tony Chanmugam	1,035,186		800,811		67,132		147,613
Gavin Patterson	1,089,668		842,960		105,651		147,898

[a]	Awards granted on 7 August 2009 including dividends re-invested. The share price at vesting was £207.7p.
[b]	Awards granted on 25 June 2010 including dividends re-invested. These awards will vest in full in May 2013.
[c]	Awards granted on 7 August 2009 including dividends re-invested. The share price at vesting was 217.9p.
[d]	Award of deferred shares expected to be granted in June 2013. An estimate of the number of shares to be granted has been calculated using the average closing market share price for the three month period 1 February to 30 April 2013 of £2.77.

Non-executive directors

The total payment to non-executive directors in the year was £683,000 (2011/12: £805,000). At 1 April 2013, there were six non-executive directors. The basic fee for non-executive directors is £62,000 per year (2011/12: £62,000). There are additional fees for membership of and chairing a Board Committee, details of which are given in the table below:

Committee	Member’s fee	Additional Chairman’s fee
Audit & Risk	£15,000	£15,000
Remuneration	£10,000	£10,000
Nominating & Governance	£7,500	£5,000
Other Board Committees	£5,000	£5,000

Patricia Hewitt, as Senior Independent Director, chair of the Remuneration Committee, chair of the BT Pensions Committee and a member of the Audit & Risk Committee and Nominating & Governance Committee, receives total fees of £159,500 per year. Phil Hodkinson receives an additional annual fee of £72,500 as chairman of the Equality of Access Board (a Board Committee).

Pensions payments made during the year

Sir Michael Rake and Ian Livingston are not members of any of the Company pension schemes. Ian Livingston received a cash payment of £270,000. Tony Chanmugam is a member of the BT Pension Scheme (BTPS) but has opted out of future pensionable service accrual. Tony Chanmugam received a cash payment of £160,500. Gavin Patterson is a member of the BTPS but has not made a contribution during 2012/13 and instead received a cash payment of £171,000.

8

Board of Directors

Chairman

Appointed to the Board as Chairman in September 2007. A British national, age 65.

Skills and experience

Sir Michael has financial, risk, and international business and professional services expertise gained during his time as chairman of KPMG International from 2002 to 2007. He previously held other roles in KPMG from 1974. A Chartered Accountant, he was knighted in 2007 for his services to the accountancy profession.

Other appointments include

Deputy chairman of Barclays and a non-executive director of McGraw-Hill. Sir Michael is vice-president of the RNIB, a member of the board of the Transatlantic Business Council, and is also to be appointed President of the Confederation of British Industry in June 2013.

Chief Executive

Appointed as Chief Executive in June 2008 and on the Board since 2002. A British national, age 48.

Skills and experience

Ian has financial, risk, operational, sales and marketing and international business experience. He was formerly CEO, BT Retail and prior to that, Group Finance Director. He joined Dixons Group in 1991 after working for 3i and Bank of America International. His positions at Dixons spanned operational and financial roles in the UK and overseas. He is a Chartered Accountant.

Other appointments include

Non-executive director and chairman of the audit committee of Celtic.

Group Finance Director

Appointed to the Board as Group Finance Director in December 2008. A British national, age 59.

Skills and experience

Tony has experience in finance, risk and the management and delivery of large contracts. He was formerly CFO, BT Retail, and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He qualified as a Chartered Management Accountant.

Other appointments

None outside BT.

CEO, BT Retail

Appointed to the Board as CEO, BT Retail in June 2008. A British national, age 45.

Skills and experience

Gavin has experience in sales, marketing and operations. He was formerly Managing Director, Consumer Division, BT Retail and before joining BT was managing director of the consumer division of Telewest. Prior to this, he spent nine years at Procter and Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways.

BT Group plc Summary financial statement & notice of meeting 2013	9

Non-executive director

Appointed to the Board in July 2009. A British national, age 57.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales and marketing experience. From 1999 to 2003 Tony was chief executive of BSkyB. He has also held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Chairman of the supervisory board of Kabel Deutschland, and on the board of the Spanish cable company ONO.

Non-executive director

Appointed to the Board in March 2008 and became Senior Independent Director in July 2009. A British and Australian dual national, age 64.

Skills and experience

Patricia brings experience of running large complex organisations, government affairs, public policy and international business. Patricia stepped down as an MP at the 2010 election. She was Secretary of State for Health from 2005 to 2007 and Trade and Industry and Cabinet Minister for Women from 2001 to 2005.

Other appointments include

Independent director of Groupe Eurotunnel SA and chair of the UK India Business Council and Katha Children’s Trust.

Non-executive director

Appointed to the Board in February 2006. A British national, age 55.

Skills and experience

Phil has experience in the financial sector as well as risk, control, governance and sustainable business. Phil’s previous roles included group finance director of HBOS, chairman of Insight Investment and Clerical Medical and chief executive of Zurich Life and Eagle Star Life.

Other appointments include

Non-executive director of Friends Life Group, Business in the Community and Travelex. Also a trustee of Action Medical Research and BBC Children in Need.

Non-executive director

Appointed to the Board in November 2011. A US national, age 50.

Skills and experience

With a 25 year career in the technology and software industry, Karen brings experience in technology to the Board. Karen was previously a board member of i2Group and from 1998 to 2005 Karen was with the NASDAQ-listed software company Epiphany Inc, latterly as chief executive officer.

Other appointments include

Director of Convercent, and an advisory board member of the Mita Institute at Stanford University.

Non-executive director

Appointed to the Board in January 2011. A British national, age 55.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems, and chairman of Edwards Group.

Non-executive director

Appointed to the Board in January 2011. A British and Swiss dual national, age 49.

Skills and experience

Jasmine has experience in UK and global businesses and corporate social responsibility and sustainable business. She was appointed chief executive of Save the Children International in 2010, having joined Save the Children in 2005.

Other appointments include

Governor of Dragon School Trust.

10

Auditors’ statement

Independent auditors’ statement to the

members of BT Group plc

We have examined the Summary financial statement which comprises the Summary group income statement, Summary group cash flow statement and Summary group balance sheet as set out on pages 4 to 5 and the directors’ report, including the Summary report on directors’ remuneration as set out on pages 6 to 7.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the BT Group plc Summary financial statement & notice of meeting in accordance with applicable United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the BT Group plc Summary financial statement & notice of meeting with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration and its compliance with the relevant requirements of section 428 of the Companies Act 2006 and the regulations made thereunder. We also read the other information contained in the BT Group plc Summary financial statement & notice of meeting and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement. The other information comprises only the Financial summary, the Chairman’s message and the other items listed on the contents page. This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with section 428 of the Companies Act 2006 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 2008/3 issued by the Auditing Practices Board. Our reports on the Company’s full annual financial statements describe the basis of our audit opinions on those financial statements, the Report of the directors and the Report on directors’ remuneration.

Opinion

In our opinion the Summary financial statement is consistent with the full annual financial statements, the Report of the directors and the Report on directors’ remuneration of BT Group plc for the year ended 31 March 2013 and complies with the applicable requirements of section 428 of the Companies Act 2006, and the regulations made thereunder.

PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, London, United Kingdom 9 May 2013

Important note

This Summary financial statement is only a summary of the information contained in BT’s consolidated financial statements, Report of the directors and Report on directors’ remuneration as set out in the BT Group plc Annual Report & Form 20-F 2013 (‘Annual Report’). It contains additional information derived from the Report of the directors in the Annual Report, and does not contain the full text of that Report of the directors. It does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the Company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the Annual Report.

A copy of the Annual Report can be viewed online at www.bt.com/annualreport Shareholders may obtain a copy of the full Annual Report for 2013 and future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (if overseas on +44 121 415 7178) or in writing to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. The auditors’ report on the Annual Report for the year ended 31 March 2013 was unqualified and does not contain any statement under section 498(2) (accounting records or returns inadequate or accounts or directors’ remuneration report not agreeing with records or returns) or section 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006 and the auditors’ statement in that Annual Report under section 496 (whether directors’ report is consistent with accounts) of that Act was unqualified.

Forward-looking statements – caution advised

Please see the cautionary statement about forward-looking statements on page 177 in the Annual Report, available as described in the previous note.

Takeover Directive disclosure

As a result of the EU Takeover Directive, we have to make additional disclosures in the Annual Report (see page 96). There we set out where this information can be found elsewhere in the Annual Report (eg the structure of BT’s share capital, including rights and obligations attaching to the shares), or provide details on the matters not covered elsewhere.

Notice of meeting

The Notice provides details of the resolutions to be proposed at the Annual General Meeting (AGM) on Wednesday 17 July 2013

Why the AGM is important

Your role

We want you to know what is happening in your Company. The AGM is your opportunity to hear – straight from the Chairman and Chief Executive – about how your Company is doing.

You can come in person or view the webcast at www.bt.com/btagm2013

Inside this section

Resolutions

Your vote is important to us.

We are proposing 20 resolutions at the AGM. We have provided further details about these resolutions on pages 12 to 15 so you can make an informed decision when voting.

What to do

Voting

Your AGM admission card/proxy card contains details of what you need to do to vote. Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. If you are not going to be at the AGM, and you want to vote on any of the resolutions, please complete and return the enclosed AGM admission card/proxy card to our Registrars, Equiniti, by 11am on Monday 15 July 2013. Alternatively, you can also use this card to appoint another person (a proxy) to attend the meeting on your behalf. Your proxy can speak and vote at the meeting.

12

Notice of meeting continued

The 2013 Annual General Meeting (AGM) of

BT Group plc will be held at the

Edinburgh International Conference Centre,

The Exchange, 150 Morrison Street, Edinburgh, EH3 8EE

at 11am on Wednesday 17 July 2013 to consider the following:

Ordinary business

Resolutions 1 to 15 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2013 be received.

By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.

Resolution 2: Remuneration report

That the directors’ remuneration report for the year ended 31 March 2013 be approved.

The directors have to ask shareholders to vote on the Report on directors’ remuneration. It is summarised on pages 6 and 7 of this document. You can find it in full, in the Annual Report, at www.bt.com/annualreport

Resolution 3: Final dividend

That the final dividend of 6.5 pence per share recommended by the directors be declared to be payable on 2 September 2013 to holders of ordinary shares registered at the close of business on 9 August 2013.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 13: Directors

In accordance with the UK Corporate Governance Code all the directors will stand for re-election. The biographies of the directors are set out on pages 8 to 9.

Resolution 4

That Sir Michael Rake be re-elected as a director.

Resolution 5

That Ian Livingston be re-elected as a director.

Resolution 6

That Tony Chanmugam be re-elected as a director.

Resolution 7

That Gavin Patterson be re-elected as a director.

Resolution 8

That Tony Ball be re-elected as a director.

Resolution 9

That the Rt Hon Patricia Hewitt be re-elected as a director.

Resolution 10

That Phil Hodkinson be re-elected as a director.

Resolution 11

That Karen Richardson be re-elected as a director.

Resolution 12

That Nick Rose be re-elected as a director.

Resolution 13

That Jasmine Whitbread be re-elected as a director.

Resolution 14: Auditors’ re-appointment

That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.

Resolution 15: Auditors’ remuneration

That the directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

BT Group plc Summary financial statement & notice of meeting 2013	13

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 16: Authority to allot shares

That:

(a)	the authority and power conferred on the directors in relation to the Section 551 Amount by Article 71 of the Company’s articles of association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the Section 551 Amount will be £130 million; and

(b)	the directors be authorised generally and without conditions under Section 551 of the Companies Act 2006 (2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the Company up to a further nominal amount of £130 million in connection with a rights issue. This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

These authorities supersede any previous ones under section 551 of the 2006 Act and ‘rights issue’ is as defined in Article 71 of the Company’s Articles.

The Company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £130 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £130 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

These authorities will expire at the end of the 2014 AGM. See the notes to Resolution 18 for more information on treasury shares.

The following three resolutions will be proposed as special resolutions.

Resolution 17: Authority to allot shares for cash

That subject to the passing of Resolution 16:

(a)	the authority and power conferred on the directors by Article 71 of the Company’s Articles be renewed for the period referred to in Resolution 16 and for that period the Section 561 Amount will be £20 million; and
(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 16 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the Company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution words defined in Resolution 16 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares.

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (including treasury shares) at the date of this Notice, approximately 407 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue or to allot shares except in connection with the Company’s employee share plans. Resolutions 16 and 17 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital.

Resolution 18: Authority to purchase own shares

That the Company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the Company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 788 million shares;

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:

(i)	105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

14

Notice of meeting continued

(ii)	the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the Company on the trading venues where the purchase is carried out; and

(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the Company’s authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 788 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the Company under this authority would be a purchase in the market. It should not be confused with any share dealing facilities that may be offered to shareholders by the Company.

Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.

During the 2012/13 financial year, 87 million shares were purchased (1% of the share capital) for a consideration of £189 million at an average price of £2.16 per share, under this authority.

At 9 May 2013, 460 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 268 million treasury shares which is equal to approximately 3.4% of the issued share capital (excluding treasury shares) at that date.

The Company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company. The authority will expire at the end of the 2014 AGM although the directors intend to seek renewal of this power at each AGM.

At 9 May 2013, there were options outstanding over 501 million shares (of which options over 490 million shares were in respect of options granted under the savings-related share option plans), representing 6.35% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 7.06% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 19: Authority to call a general meeting on 14 days’ notice

That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The Companies Act 2006 requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar one. It is expected that the authority would be used only in exceptional circumstances.

The following resolution will be proposed as an ordinary resolution.

Resolution 20: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:

(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2013 AGM and ending at the end of the day on which the 2014 AGM is held.

The terms “political donation”, “political parties”, “independent election candidates”, and “political organisation” have the meanings given by sections 363 to 365 of the Companies Act 2006 (2006 Act).

The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making Members of Parliament and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT. The authority

BT Group plc Summary financial statement & notice of meeting 2013	15

we are requesting in this resolution is not designed to change the above policy, but will ensure that the group continues to act within the provisions of the 2006 Act.

During the 2012/13 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent a total of £739 to cover the cost of a briefing meeting with the Scottish National Party.

Register of Members and proxies

Only shareholders on the BT Group Register of Members at 6pm on 15 July 2013 are entitled to attend, speak and vote at the AGM.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares you hold as a shareholder at 6pm on 15 July 2013 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

Nominated persons

Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 16.

You may nevertheless have a right under an agreement between you and a shareholder of the Company who has nominated you (Relevant Shareholder) to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The Chairman need not answer if, for example, it would involve disclosing confidential information or is undesirable in the Company’s interests or the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the Companies Act 2006 (all references are to this Act), the Company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office. The Company cannot make shareholders, requesting this, pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A can make the Company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 9 May 2013, the latest practicable (business) date before the publication of this document, was 8,151,227,029, carrying one vote each. The total number of voting rights in the Company at that date was 7,882,904,006 (excluding treasury shares).

Documents

Copies of all service contracts and letters of appointment between the directors and the Company are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 10am on the day of the meeting until the end of the meeting.

Your directors believe that the proposals set out in Resolutions 1 to 20 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Dan Fitz

Secretary

81 Newgate Street

London EC1A 7AJ

9 May 2013

16

AGM information

Time and place of meeting

11am on Wednesday 17 July 2013 at

Edinburgh International Conference Centre,

The Exchange, 150 Morrison Street

Edinburgh, EH3 8EE

Programme
10am	Doors open to shareholders
11am	Meeting commences
1pm approx	Meeting ends

You can find further information about the venue at www.eicc.co.uk

Who may attend

If you are on the BT Group Register of Members at 6pm on 15 July 2013, you are entitled to attend, speak and vote at the AGM. If you are unable to attend the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf. This can be done online at www.sharevote.co.uk or by post. Online or postal proxy appointment and voting instructions must be received by our Registrars, Equiniti, by 11am on Monday 15 July 2013. The number of shares you hold at the above register deadline will decide how many votes you or your proxy(ies) will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed AGM admission card/proxy card.

If you are joint shareholders, all of you can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

We may, at our discretion, admit guests who are accompanying shareholders. We will admit to the meeting anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance.

Admission

Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. You may also find it helpful to bring this document with you, in order to refer to it at the meeting.

Those attending will not be permitted to hand out leaflets or pamphlets in the venue.

Security

For security reasons and to speed up admission, please do not bring suitcases, large bags, cameras, laptops or tape recorders. If you do, we may ask you to deposit them in a secure property store for collection after the meeting.

Mobile devices

Please ensure that you switch off mobile devices during the meeting.

Shareholders with disabilities

We will have available the following facilities:

— sound amplification

— induction loop

— sign language interpretation.

The venue is wheelchair accessible.

Refreshments

We will have tea and coffee available before, but not during, the meeting. We will hand you a voucher on arrival, which you can use to obtain light refreshments after the meeting.

Questions

The Chairman will answer questions you may have about any of the resolutions. If you wish to ask a question, please make your way to a Question Registration Point where someone will help you. To be fair to other shareholders who want to ask a question, you are requested not to register more than one question. A question must be relevant to the business of the meeting otherwise it will not be registered. If you have a question on an individual customer service issue, we will direct you to a Customer Help Desk. The Chairman cannot deal with individual service issues.

Voting

Votes on all matters except procedural issues will be taken on a poll.

At the end of the meeting, we will ask you to vote on the resolutions set out in this document. You will be invited to complete your AGM admission card/proxy card by placing a cross in one of the boxes alongside each resolution and place it in a voting box as you leave the auditorium.

If you are not coming to the meeting

Webcast

We will broadcast live online the statements by the Chairman, Sir Michael Rake, and Chief Executive, Ian Livingston, at www.bt.com/btagm2013

We will not broadcast the questions and voting on the business of the meeting. If you intend to view the webcast, please visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software. After the AGM we will make available a recording of the statements.

If you have any queries about the meeting,

please call our Shareholder Helpline on

Freefone 0808 100 4141 (+44 121 415 7178)* or on

Textphone 0800 169 6907.

*calls	from outside the UK

Useful links

You will find the Annual Report 2013, together with this Summary financial statement & notice of meeting 2013, which contains other information required by section 311A of the Companies Act 2006, on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report 2013 and future years, free of charge, by getting in touch with our Registrars, Equiniti via the Shareholder Helpline or by post. Contact information can be found overleaf. You may also find the following links useful:

Sign up as an e-shareholder

www.bt.com/signup

Shareholder offers

www.bt.com/shareholderoffers

Better Future report

www.bt.com/betterfuture

Information for individual shareholders

www.btplc.com/sharesandperformance/shareholders

BT news and media

www.btplc.com/news

About BT

www.btplc.com/thegroup

Contact information

Telephone

Shareholder helpline – for general enquiries call:
Freefone:	0808 100 4141
(+44 121 415 7178)*
Textphone:	0800 169 6907
(+44 121 415 7028)*

*calls	from outside the UK

Email

You can find information on how to manage your shareholdings at https://help.shareview.co.uk

If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages.

You may not use any electronic address provided either in this Notice of meeting or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Post

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom

(please include a daytime telephone number)

Data Protection Statement

The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf.

To find out more about how BT protects your personal information, visit www.bt.com/privacy policy

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England and Wales No. 4190816

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